Filed Pursuant to Rule 424(b)(3)

File No. 333-145423

PROSPECTUS

GRILL CONCEPTS, INC.

2,920,164 Shares of Common Stock

This prospectus covers resales of shares of our common stock by certain selling stockholders named herein. This prospectus also covers resales of shares of our common stock underlying warrants held by selling stockholders, including warrants issued to placement agents in connection with the placement of common stock and warrants.

The selling stockholders may sell all or a portion of their securities through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any part of the proceeds from the sale of these shares by the selling stockholders.

Our common stock is traded on The Nasdaq Capital Market under the symbol “GRIL”. The closing price of our common stock on The Nasdaq Capital Market on August 7, 2007 was $6.46 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 23, 2007

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. Neither we nor the selling stockholders have authorized any other person to give you different information. These securities are not being offered in any state where the offering is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, any prospectus supplement or a future filing with the Securities and Exchange Commission, or SEC, incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, sell the shares of our common stock described in this prospectus in one or more offerings.

This prospectus provides you with a general description of us and the common shares that may be offered by the selling stockholders. In connection with any offer or sale of common shares by the selling stockholders under this prospectus, the selling stockholders are required to provide this prospectus and, in certain cases, a prospectus supplement that will contain specific information about the selling stockholders, the terms of the applicable offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information”.

All references in this prospectus to the “Company,” “Grill Concepts,” “we,” “us” or “our” are to Grill Concepts, Inc.

PROSPECTUS SUMMARY

Our Company

Overview

Grill Concepts, Inc. develops, owns, operates, manages and licenses upscale casual dining restaurants under the name “Daily Grill” and fine dining restaurants under the name “The Grill on the Alley.”

We were incorporated under the laws of the State of Delaware in November of 1985 and, since 1995, have focused principally on the expansion of the “Daily Grill” and “The Grill on the Alley” restaurant formats. The original “The Grill on the Alley,” opened in 1984 in Beverly Hills, was inducted into the Nation’s Restaurant News Fine Dining Hall of Fame in 1995 and serves as the model for the core operating principles of our restaurants.

At December 31, 2006, we owned and operated 17 restaurants and managed or licensed 8 additional restaurants as follows:

	Owned	Managed	Licensed
Daily Grill Restaurants	12	6	2
The Grill on the Alley Restaurants	5	0	0

Three Daily Grill restaurants and three The Grill on the Alley restaurants are owned in partnerships controlled and managed by us. All other owned restaurants are wholly owned by us.

At December 31, 2006, our restaurants were principally located in Southern California (14) and the Washington, DC/Virginia/Maryland market (4) with additional restaurants located in Northern California (2), Texas (2), Illinois (2) and Oregon.

From 1998 to 2006, we utilized the services of Hotel Restaurant Properties, Inc. (“HRP”) to identify hotel-based locations for our restaurants. Pursuant to the agreement with HRP, we paid to HRP a portion of the profits from the restaurants operated under the agreement. At December 31, 2006, ten of our restaurants were operating in, or adjoined to, hotel properties, including three restaurants operated under the HRP agreement. In September 2006, we entered into an agreement with HRP and certain affiliates pursuant to which we acquired certain rights and interests of HRP under our 1998 agreement with HRP. Pursuant to that agreement, effective June 30, 2006, substantially all rights of HRP relating to subject restaurants were terminated and we agreed to pay $2.8 million on June 30, 2007 plus certain additional payments to be made until June 30, 2007 totaling $0.3 million.

Since 2001, we have also jointly developed restaurant properties in hotels pursuant to a strategic alliance with Starwood Hotels and Resorts Worldwide, Inc. We believe that the opening of restaurants in hotel properties in strategic markets will help further establish brand name recognition for the opening of additional restaurants in those markets.

During 2006, our President and founder retired and Philip Gay, our then Chief Financial Officer, was promoted to the office of President and Chief Executive Officer. We also hired a new Chief Financial Officer, Wayne Lipschitz.

In order to provide financing to support the planned accelerated pace of restaurant openings, in March 2006, we entered into a financing agreement with Diamond Creek Investment Partners, LLC.

The credit agreement, as amended in December 2006, provides for a revolving term loan of the lesser of (a) $12.0 million, or (b) 2.25 times our trailing 12-month EBITDA.

Our principal executive offices are located at 11661 San Vicente Blvd., Suite 404, Los Angeles, California 90049 and our telephone number is (310) 820-5559.

Restaurant Concepts

The Grill on the Alley Restaurants

Each Grill on the Alley restaurant (“Grill”) offers a similar extensive menu featuring over 100 items. The menu was designed to be reminiscent of the selection available at fine American-style grill restaurants of the 1930’s and 1940’s, featuring prime steaks, fresh seafood from all over the world, freshly prepared salads and vegetables served in generous portions.

As of December 31, 2006, entrees range in price from $13.50 for a cheeseburger to $42.50 for a prime porterhouse steak. The average lunch check is $25.54 per person and the average dinner check is $51.65 per person, including beverage. All of the existing Grill restaurants offer a full range of beverages, including beer, wine and full bar service. During the year ended December 31, 2006, food and non-alcoholic beverage sales constituted approximately 70% of the total restaurant revenues for Grill restaurants, with alcoholic beverages accounting for the remaining 30%.

Each Grill restaurant is open, at least, for lunch five days a week and dinner seven days a week. Each Grill location is designed to provide the sense and feel of comfort and elegance. In the tradition of an old-time American-style grill, the setting is an open kitchen adjacent to tables and booths. The open kitchen setting emphasizes the quality and freshness of food dishes in addition to the cleanliness of operations. The dining area is well lit and is characterized by a “high energy level”. Reservations are accepted but are not required.

Daily Grill Restaurants

Each Daily Grill restaurant offers a similar extensive menu featuring over 100 items. The menu was designed to be reminiscent of the selection available at American-style grill restaurants of the 1930’s and 1940’s. During 2005 we redesigned the menu placing a greater emphasis on steaks, chops and seafood. Daily Grill offers genuine Angus steaks and chops, as well as, such “signature” items as Cobb salad, Caesar salad, meatloaf with mashed potatoes, chicken pot pie, hamburgers, fresh fruit cobbler and key lime pie. The emphasis at the Daily Grill is on freshly prepared American food served in generous portions.

Entrees range in price, subject to regional differences, from $8.95 for a hamburger to $29.95 for a charbroiled filet steak with all the trimmings. The average lunch check is $16.98 per person and the average dinner check is $26.89 per person, including beverage. Daily Grill restaurants also offer a children’s menu with reduced portions of selected items at reduced prices. All of the existing Daily Grill restaurants offer a full range of beverages, including beer, wine and full bar service. During the year ended December 31, 2006, food and non-alcoholic beverage sales constituted approximately 83% of the total restaurant revenues for the Daily Grill restaurants, with alcoholic beverages accounting for the remaining 17%.

Most Daily Grill restaurants are open for lunch and dinner seven days a week and for Sunday brunch. Several are open for breakfast as well, especially in hotel locations. Each Daily Grill location is designed to provide the sense and feel of comfort. In the tradition of an old-time American-style grill, the setting is very open with a mix of booths and tables. Several of the restaurants have counters for singles to feel comfortable. A number of the Daily Grill restaurants have private dining rooms for banquets or additional restaurant seating. Each restaurant emphasizes the quality and freshness of Daily Grill food dishes in addition to the cleanliness of operations. The dining area is well lit and is characterized by a “high energy level”. Reservations are accepted but not required.

Recent Developments

During 2007, we opened a 100% owned Daily Grill restaurant in Austin, Texas and two managed hotel-based Daily Grill restaurants in Memphis, Tennessee and Seattle, Washington. We have announced plans to open, during 2007, a 100% owned Daily Grill restaurant in Fresno, California. During 2007, we terminated the operating license of a Daily Grill in Skokie, Illinois due to the operator’s failure to comply with the license terms. We have also announced leases with respect to projected 2008 openings of owned Daily Grills in Dallas, Texas; Phoenix, Arizona; and Boston, Massachusetts and a managed hotel-based Daily Grill in Tulsa, Oklahoma.

In July 2007, we completed a private placement of units in which we sold a total of 2,000,000 shares of our common stock and warrants to purchase 735,000 shares of our common stock for net proceeds of approximately $13.1 million, and a selling shareholder sold 100,000 shares of common stock. The warrants are exercisable to purchase shares of our common stock for up to five years at $8.05 per share. In conjunction with the private placement, we issued warrants, exercisable for up to three years at $8.75 per share, to purchase an additional 85,164 shares of our common stock to the placement agents in the private placement as partial compensation for their services as placements agents.

The Offering

Securities offered:

Common stock	2,920,164 shares(1)

Common stock outstanding before this offering	8,540,350 shares(2)

Common stock outstanding after this offering	9,360,514 shares(3)

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders

NASDAQ Capital Market symbol	GRIL

Risk Factors	Purchase of the common stock offered hereby involves certain risk. See “Risk Factors.”

(1)	Consists of (a) 2,100,000 shares presently outstanding, (b) 735,000 shares issuable upon exercise of $8.05 warrants to purchase shares of common stock, and (c) 85,164 shares issuable upon exercise of $8.75 warrants to purchase shares of common stock.
(2)	Shares outstanding as of August 7, 2007.
(3)	Assumes exercise of 820,164 warrants issued in connection with our 2007 private placement.

RISK FACTORS

Investing in our securities involves risks. Before making an investment decision, you should carefully consider the following risk factors, as well as other information we include or incorporate by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.

Our future growth and expansion are dependent upon our ability to open additional restaurants and operate new restaurants profitably.

Future growth in sales and profits will depend to a substantial extent on our ability to increase the number of restaurants we operate, manage or license. Our ability to open additional restaurants will depend upon a number of factors, including the availability of suitable locations, our ability to negotiate leases on acceptable terms, the securing of required governmental permits and approvals, the hiring and training of skilled restaurant management and hourly employees, the availability of financing on acceptable terms (if at all), general economic conditions and other factors, many of which are beyond our control. Due to the highly customized nature of our restaurant concepts and the complex design, construction, and pre-opening processes for each new location, the lease negotiation and restaurant development timeframes vary from location to location and can be subject to unforeseen delays. There can be no assurance that we will be able to open new restaurants or that, if opened, those restaurants will be operated profitably.

Our ability to accelerate the pace of our restaurant openings is dependent upon the availability of adequate financing sources on acceptable terms.

Our efforts to accelerate the pace at which we open restaurants are subject to our ability to finance such restaurant openings. We established a new credit facility during the first quarter of 2006 to provide additional availability of financing for restaurant openings, among other purposes, enlarged that financing facility in December 2006, and raised $13.1 million of additional capital through our 2007 private placement. While that credit facility and proceeds from our private placement, combined with our projected operating cash flows, is expected to support a more rapid expansion of our restaurant base, those sources may not be adequate to support the opening of all restaurants that we desire to open at a pace determined to be optimal by management. In the event current financing resources are inadequate to support all of the planned restaurant openings from time to time, we may be required to seek additional financing to support such expansion efforts. Such additional financing may take the form of new or expanded credit facilities or the sale of additional equity securities, among other forms. We presently have no commitments to provide any additional financing should we determine that additional financing is required. In the event that management determines that additional financing is required to support restaurant expansion, there is no assurance that we will be able to secure such financing on acceptable terms, or at all. If we are unable to secure needed additional financing to support planned expansion, our expansion efforts may be curtailed and we may have to forego certain planned restaurant openings.

Our relative small size makes us vulnerable to risks associated with lack of diversification and risks associated with managing and supporting growing operations.

We operated 23 restaurants and licensed 2 additional restaurants at December 31, 2006. Due to this relatively small number of restaurants, poor operations at any one restaurant could materially affect our overall profitability. Even though our revenues have grown over the last decade, our current restaurant field supervision and home office support infrastructures remain relatively small. Accordingly, we remain vulnerable to a variety of business risks generally associated with smaller, growing companies. Any failure to continue to upgrade operating, financial, and restaurant support systems or unexpected difficulties encountered during expansion could adversely affect our business, financial condition, and results of operations. Although we believe that our systems and controls are adequate to address our current needs and we are in the process of upgrading certain of our operating and financial systems and processes, there can be no assurance that such upgraded systems and processes will be adequate to sustain future growth, and that further upgrades will not be necessary.

Our profitability is subject to risks associated with fluctuations in costs of key ingredients, labor and utilities.

Our profitability is dependent upon our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, utilities and other supplies and services. Various factors beyond our control, including adverse weather and general marketplace conditions, may affect the availability and cost of food and other raw materials. Recent increases in energy costs may have a material adverse impact on our restaurant profitability if those costs continue at current, or higher, levels. The impact of inflation on food, labor and occupancy costs can significantly affect our operations. While management has been able to react to inflation and other changes in the costs of key operating resources by increasing prices for menu items, there can be no assurance that we will be able to continue to do so in the future. There can also be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Our success is dependent upon our ability to retain the services of key senior management personnel and attract and retain additional key personnel.

The success of our business is highly dependent upon the services of our senior executive team. Robert Spivak, our co-founder and President and Chief Executive Officer retired during 2006 and Philip Gay, our then Executive Vice President and Chief Financial Officer, was promoted to the position of President and Chief Executive Officer. Mr. Spivak agreed to continue providing services as a part time consultant following his retirement. In conjunction with the promotion of Mr. Gay, we hired a new Chief Financial Officer, Wayne Lipschitz. Our success will be dependent, during the period immediately following Mr. Spivak’s retirement, upon our ability to successfully transition our senior management team under the leadership of Mr. Gay and Mr. Lipschitz. Further, our success will be dependent upon the continued services of our senior management team and our ability to attract and retain skilled management employees at all levels of operations. Poor execution in our transition of senior management personnel or the loss of services of key personnel could have a material adverse effect upon our business.

Our operations are subject to intense competition and changes in consumer preferences.

The restaurant industry is highly competitive. There are a substantial number of restaurant operations that compete directly and indirectly with us, some of which may have significantly greater financial resources, higher revenues, and greater economies of scale than we enjoy. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns, national and regional economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, the cost and availability of raw materials and labor, purchasing power, governmental regulations and local competitive factors. Any change in these factors could adversely affect our restaurant operations. Multi-unit foodservice operations such as ours can also be substantially affected by adverse publicity resulting from food quality, illness, injury, and health concerns, or operating issues stemming from a single restaurant. We attempt to manage these factors, but the occurrence of any one of these factors could cause our business to be adversely affected. We believe that our restaurants compete favorably in the consumer marketplace with respect to the attributes of quality, variety, taste, service, consistency, and overall value.

Our business is subject to seasonal fluctuations that may adversely affect our quarterly operating results in select periods.

Our business is subject to seasonal fluctuations. Historically, our highest earnings have occurred in the fourth quarter of the fiscal year, as our sales in most of our restaurants have typically been higher during the fourth quarter of the fiscal year. As a result of these factors, results of operations for any single quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future will continue to be, significantly impacted by the timing of new restaurant openings and their respective pre-opening costs.

Our California based restaurants have in the past been, and in the future may be, subject to temporary closure due to energy shortages or earthquakes.

Energy costs and consumption and constrained energy supplies have periodically resulted in rolling blackouts in California, particularly during summer months. Earthquakes have periodically resulted in damage to our locations in California. We have experienced periodic temporary restaurant closures in the past as a result of such rolling blackouts and earthquake damage and may experience similar closures in the future. Any such closures will result in loss of revenues from the effected restaurants and potentially higher occupancy and operating costs.

Our business is subject to extensive government regulations that may adversely affect our existing or planned operations or result in additional costs or potential liabilities.

Our business is subject to extensive state and local government regulation in the various jurisdictions in which our restaurants are located, including regulations relating to alcoholic beverage control, public health and safety and fire codes. The failure to obtain or retain food and liquor licenses could adversely affect the operation of our restaurants. Any difficulties, delays or failures in obtaining and/or retaining licenses, permits or other regulatory approvals could delay or prevent the opening and/or continued operation of a restaurant in a particular area. In certain states, we may be subject to “dram shop” statutes that generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

We are subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans With Disabilities Act, various family leave mandates and a variety of other laws enacted, or rules and regulations promulgated, by federal, state and local governmental authorities that govern these and other employment matters. We expect periodic increases in payroll expenses as a result of federal, state and local mandated increases in the minimum wage. While the timing and amount of any such increases cannot be predicted, such increases could have a material adverse affect on our operating results. In addition, our vendors may be affected by higher minimum wage standards, which may increase the price of goods and services supplied to us.

We are subject to pending litigation, and potential liability, regarding application of employment regulations.

Complex issues relating to the interpretation and application of various labor regulations may result in our incurring unforeseen costs and/or liabilities relating to compliance with such regulations. Many restaurant operators in California have been subject to litigation over recent years relating to non-compliance with California labor provisions mandating that employees be provided meal and break periods. A former employee has filed a class action lawsuit against us asserting violation of the applicable California regulations regarding meal and break periods. While we believe that all of our employees were provided with the opportunity to take all required meal and rest breaks, many restaurant operators in California have incurred substantial expenses in settling similar claims and we may incur substantial expenses in connection with defending or settling the pending litigation.

We may be subject to increased liability resulting from our partial self-insurance of workers compensation claims.

In order to better manage the cost of our workers compensation expense, commencing in 2004 through November 2006, we altered our workers compensation coverage to substantially increase our per event and aggregate deductibles. As a result, we reduced our recurring cost of workers compensation insurance but are exposed to substantially higher potential losses that could result from claims that might have arisen during that period of time. In December 2006, we changed back to a guaranteed workers’ compensation insurance plan, which limits exposure to only the premiums related to the plan.

We may experience increased costs, worker related impediments and other losses at our Chicago restaurant as a result of our use of union workers.

The employees of our Chicago restaurant are members of the Hotel Employees and Restaurant Employees Union, Local 1, AFL-CIO. As a result of our Chicago workforce being unionized, we experience higher labor and benefit costs in our Chicago operations, have less managerial control over our workforce and are subject to certain impediments, delays, costs and other potential risks not faced at our other restaurants. Accordingly, we may experience unexpected losses or costs in our Chicago operations.

Provisions in our charter and in Delaware law may impede, delay or prevent potential takeovers that might otherwise be beneficial to our stockholders.

Our Certificate of Incorporation and By-Laws contain various provisions and Delaware law contains certain provisions that could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events would be beneficial to the interests of our stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock. In addition, we may issue shares of preferred stock without stockholder approval on such terms as the Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of our voting stock. We have no current plans to issue any shares of preferred stock. We may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control. Certain of such measures may be adopted without any further vote or action by the stockholders, although we have no present plans to adopt any such measures.

Identification of material weakness in internal control may adversely affect our financial results.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. Those provisions provide for, among other things, the identification of material weaknesses in internal control that could indicate a lack of adequate controls to generate accurate financial statements. Though we routinely assess our internal controls, there can be no assurance that we will be able to timely remediate material weaknesses, if any, that may be identified in future periods, or maintain all of the controls necessary for continued compliance. There likewise can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Because we are not an “accelerated filer”, as defined in the Securities Exchange Act of 1934, certain provisions of Section 404 relating to the provision of a report of management on the Company’s internal controls over financial reporting will not be applicable until our fiscal year 2007 and an accompanying auditor’s report until our fiscal year 2008. Based on the experiences of other issuers currently subject to the full requirements of Section 404, we expect that we will incur substantial additional costs in order to prepare for our first required report under Section 404 and increased recurring costs thereafter.

Our stock price is subject to volatility associated with market fluctuations as well as our operating performance and limited trading volume in our stock.

The price at which our common stock trades is determined in the marketplace and may be influenced by many factors, including our performance, investor expectations, the trading volume in our common stock, general economic and market conditions and competition.

The market price of our common stock could fluctuate substantially due to a variety of factors, including our quarterly operating results and those of other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, terrorist attacks or other developments affecting our business or our competitors. For example, the market price for our Common Stock has fluctuated significantly, ranging over the past year from a low of $2.61 to a high of $9.38, with an average three-month daily trading volume of 75,121 shares for the period ended May 25, 2007. Prior to 2007, our Common Stock traded on a sporadic basis at lower daily trading volumes. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

Our directors, executive officers and significant stockholders hold a substantial portion of our stock that may lead to conflicts with other stockholders over corporate governance.

Our directors, executive officers and current holders of 5% or more of our outstanding common stock hold a substantial portion of our stock. At August 7, 2007, directors and members of senior management held in excess of one million shares of our common stock, representing approximately 11.9% of our outstanding shares, and three major stockholders, together with their affiliates, held approximately 2.6 million shares of our common stock, representing 30.5% of our outstanding shares. Such persons, acting together, and each acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations.

Conversion of our outstanding convertible securities could substantially dilute common stock prices.

We have issued, and may issue in the future, various securities that are convertible or exercisable at prices that are, or may be, lower than the current market price of our common stock or are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of securities at an exercise or conversion price less than the then-current exercise or conversion price of those securities. For example, at August 7, 2007, we had issued and outstanding 846,726 warrants to purchase shares of our common stock at prices ranging from $7.00 to $8.75 per share and 893,059 options to purchase shares of our common stock at a weighted average exercise price of $3.09. On August 7, 2007, the closing price of our common stock on the Nasdaq Capital Market was $6.46.

The value of our common stock could, therefore, experience substantial dilution as a result of the conversion or exercise of our outstanding derivative securities or as a result of any issuance of additional securities at prices lower than the conversion prices of such securities.

Our business may be adversely affected by conflicts of interest associated with doing business with affiliates of certain former directors and principal shareholders.

We are presently party to, and were previously party to, business arrangements with affiliates of a former director and a former principal shareholder. We are party to an agreement with an entity affiliated with Lewis Wolff, a former director and a substantial shareholder. We lease the site of the San Jose Grill restaurant from an entity in which Mr. Wolff is a part owner. Similarly, we were party to an agreement with HRP, an entity controlled by a member of Mr. Wolff’s family, pursuant to which HRP previously assisted in locating hotel locations for restaurants and pursuant to which HRP was entitled to a portion of the fees or profits from those restaurants. During 2006, we paid rents of $387,000 with respect to the San Jose Grill and paid management fees of $214,000 to HRP. During 2006, we entered into the HRP Purchase Agreement pursuant to which we agreed to purchase substantially all of the rights of HRP under the HRP Agreement for $2,771,133 plus additional payments of up to $294,151, which amounts were paid in June 2007. We are also party to various agreements with Starwood Hotels and Resorts, the employer of one of our former directors, Richard Dantas, and a former principal shareholder. Under the Development Agreement, we agreed to work with Starwood to identify potential restaurant locations in Starwood properties and, subject to negotiating acceptable terms, develop and operate restaurants in Starwood properties under management or license arrangements. Pursuant to the Development Agreement, we agreed to grant certain warrants to Starwood based on restaurant openings. As of December 31, 2006, we operated two restaurants pursuant to management agreements with Starwood. In the first six months of 2007, we opened two additional restaurants in Starwood based properties. Our business dealings with Starwood and affiliates of Mr. Wolff create potential conflicts of interest that could result in our securing terms that are less favorable than might otherwise be available in the absence of such conflicts.

Our future leverage could adversely affect our operations.

During 2006, we established a new and expanded credit facility to support our planned growth, among other reasons. Following our 2007 private placement, we repaid all amounts owing under our credit facility. We may, however, be required to make additional borrowings under the credit facility or under other credit facilities to support our planned expansion. In the event that we make any substantial borrowings under our existing, or any future, credit facility, we may be required to devote substantial portions of our operating cash flow to service indebtedness incurred under such facility. The incurrence of such indebtedness could also result in reduced flexibility in operations and financing.

Management will have broad discretion over the use of proceeds from the 2007 private placement and may not apply them effectively or in the manner currently contemplated.

While approximately $6.8 million of the net proceeds of the 2007 private placement were used to repay certain indebtedness, approximately $6.3 million of the net proceeds remain available to fund new restaurant development and for general corporate purposes and, until such time as the proceeds are used, our management will have broad discretion to adjust the application and allocation of the net proceeds should their expectations regarding future sales or cash flow prove to be inaccurate or our anticipated business needs change. As a result, we may use the proceeds in a manner significantly different from its current plans and in ways with which stockholders may not approve. The success of our operations that are influenced by capital expenditures and working capital allocations will substantially depend upon management’s discretion and judgment with respect to the application and allocation of the net proceeds from the 2007 private placement. The failure of our management to apply these funds effectively could harm our prospects, business, financial condition and results of operations.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus are “forward-looking statements.” These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should” or “will” or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under “Risk Factors.”

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common shares sold under this prospectus. We will not receive any proceeds from the sale of these securities.

SELLING STOCKHOLDERS

The selling stockholders are holders of 2,100,000 shares of common stock and the holders of warrants to purchase 820,164 shares of common stock. 2,000,000 of the shares of common stock were issued, and 100,000 shares were sold by an existing stockholder, in our 2007 private placement. The warrants consist of 735,000 warrants, exercisable at $8.05 per share, issued in the 2007 private placement and 85,164 warrants, exercisable at $8.75 per share, issued to the placement agents in the 2007 private placement. Pursuant to the terms of the 2007 private placement, we entered into a Registration Rights Agreement with each of the selling stockholders wherein we agreed to register for resale the shares of common stock acquired in the private placement and the shares of common stock issuable upon exercise of the warrants issued in the private placement, including the shares of common stock issuable upon exercise of the warrants issued to the placement agents in the 2007 private placement.

The following table sets forth information with respect to the selling stockholders and the respective common stock beneficially owned by each selling stockholder that may be offered under this prospectus. The information is based on information that has been provided to us by or on behalf of the selling stockholders. Unless otherwise indicated herein, none of the selling stockholders listed in the following table has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may from time to time use this prospectus to offer all or some portion of the common stock offered hereby, we cannot provide an estimate as to the amount or percentage of any such type of security that will be held by any selling stockholder upon termination of any particular offering or sale under this prospectus. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of any such securities since the date on which they provided us information regarding their holdings, in transactions exempt from the registration requirements of the Securities Act.

For the purposes of the following table, the number of our common shares beneficially owned has been determined in accordance with Rule 13d-3 of the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling stockholder had sole or shared voting power or investment power and also any shares which that selling stockholder had the right to acquire within 60 days of August 7, 2007 through the exercise of any stock option, warrants or other rights.

Selling Stockholders	Common Stock Beneficially Owned Prior to Offering(1)		Percentage of Common Shares Outstanding(2)	Common Shares Offered Hereby(1)	Beneficially Owned After Completion of Offering
Magnetar Capital Master Fund Ltd.(3)	832,240	(4)	9.7%	1,123,524	0
Fort Mason Master LP(5)	354,996	(6)	4.1%	354,996	0
Fort Mason Partners LP(5)	23,004	(7)	*	23,004	0
SF Capital Partners Ltd(8)(28)	337,500	(9)	3.9%	337,500	0
Tuscany Oaks Partners I LLC(10)	267,300	(11)	3.1%	267,300	0
Good Tasting LLC(12)	1,077,179	(13)	12.6%	153,306	923,873
Lagunitas Partners LP(14)	174,960	(15)	2.0%	174,960	0
Gruber & McBaine International(14)	40,500	(16)	*	40,500	0
Jon D & Linda W Gruber Trust(17)	34,020	(18)	*	34,020	0
J. Patterson McBaine	34,020	(18)	*	34,020	0
Charles N. Mathewson Trust(19)	156,870	(20)	1.8%	156,870	0
Brazos Micro Cap Fund(21)	135,000	(22)	1.6%	135,000	0
Oppenheimer & Co Inc.(23)(27)	68,131	(24)	*	68,131	0
Roth Capital Partners LLC(25)(27)	17,033	(26)	*	17,033	0

*	Less than 1%.
(1)	Shares of common stock shown as beneficially owned include all shares issuable upon exercise of the warrants subject to any applicable provisions limiting the right to exercise the same and the common shares offered hereby include all shares issuable upon exercise of the warrants without regard to any applicable provisions limiting the right to exercise the same.
(2)	Percentages based on number of shares of common stock outstanding as of August 7, 2007.
(3)	Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of any shares deemed beneficially owned by Magnetar Financial LLC.
(4)	Excludes 291,284 shares of common stock issuable upon exercise of the warrant because the terms of such warrant contain a blocker provision (the “Blocker”) under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.90% of the shares of common stock then issued and outstanding. Without such Blocker, 1,123,524 shares of Common Stock in the aggregate would be beneficially owned.
(5)	The shares listed herein are owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. (collectively, the “Fort Mason Funds”). Fort Mason Capital, LLC serves as the general partner of each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(6)	Includes 92,036 shares underlying warrants.
(7)	Includes 5,964 shares underlying warrants.

(8)	Brian Davidson serves as Managing Director of SF Capital Partners Ltd. and, in such capacity, exercises sole voting and investment authority with respect to the securities and may be deemed to have beneficial ownership of any shares deemed beneficially owned by SF Capital Partners Ltd.
(9)	Includes 87,500 shares underlying warrants.
(10)	Robert Fell serves as Manager of Tuscany Oaks Partners I, LLC and, in such capacity, may be deemed to have the power to vote and exercise investment authority with respect to the shares beneficially owned by Tuscany Oaks Partners I, LLC and may be deemed to have beneficial ownership of any shares deemed to be beneficially owned by Tuscany Oaks Partners I, LLC. Mr. Fell disclaims beneficial ownership of such shares. The members of Tuscany Oaks Partners I, LLC are (i) certain members of Eaturna LLC (or their affiliates), and (ii) an entity in which an affiliate of a member of Eaturna LLC has an economic interest. Tuscany Oaks Partners I, LLC and Mr. Fell have reported that they may be deemed to be a group with Eaturna LLC and other persons identified in Footnote 12 below with respect to the shares and joined in the Schedule 13D filing of Eaturna LLC.
(11)	Includes 69,300 shares underlying warrants. Excludes shares held by Eaturna LLC
(12)	Lori A. Milken is the sole member of Good Tasting LLC and, in such capacity, may be deemed to have the power to vote and exercise investment authority with respect to the securities and may be deemed to have beneficial ownership of any shares deemed to be beneficially owned by Good Tasting LLC. As disclosed in the Schedule 13D, as amended, of Eaturna LLC, Good Tasting LLC may be deemed to beneficially own all shares of Grill Concepts common stock held by Eaturna LLC. Mrs. Milken disclaims beneficial ownership of such shares.
(13)	Includes 39,746 shares underlying warrants and 923,873 shares held by Eaturna LLC.
(14)	J. Patterson McBaine and Jon D. Gruber are each managing members of Gruber & McBaine Capital Management LLC. Gruber & McBaine Capital Management LLC is an investment advisor to, and is an attorney-in-fact with shared investment and voting power with respect to the shares held by Gruber & McBaine International and is the general partner of Lagunitas Partners LP and has shared investment and voting power with respect to these shares.
(15)	Includes 45,360 shares underlying warrants.
(16)	Includes 10,500 shares underlying warrants.
(17)	Jon D. Gruber is a trustee of the Jon D. & Linda W. Gruber Trust, with shared investment and voting power over shares held in this trust.
(18)	Includes 8,820 shares underlying warrants.
(19)	Charles N. Mathewson is trustee of the Charles N. Mathewson Trust, with sole investment and voting power over shares held in the trust.
(20)	Includes 40,670 shares underlying warrants.
(21)	Brazos Capital Management LP serves as manager of the Brazos Micro Cap Fund and, as such, has voting and investment control over the shares held by Brazos Micro Cap Fund. Eivind Olsen and Jamie Cuellar of Brazos Capital Management LP may be deemed to control Brazos Capital Management LP.
(22)	Includes 35,000 shares underlying warrants.
(23)	Albert G. Lowenthal has, directly or indirectly, the power to vote or dispose of these shares.
(24)	Includes 68,131 shares underlying warrants.
(25)	Gordon J. Roth and Byron C. Roth have, directly or indirectly, the power to vote or dispose of these shares.
(26)	Includes 17,033 shares underlying warrants.

(27)	This selling security holder has identified itself as a registered broker-dealer. The shares indicated as held and offered by this selling security holder represent shares underlying warrants received as compensation for providing investment banking related services in connection with the placement of the common stock and warrants in the 2007 private placement.
(28)	This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its common stock, or warrants, in the ordinary course of business and, at the time of the purchase of the common stock and/or warrants or the underlying common stock, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock, the warrants or underlying common stock.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it affects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•

on the Nasdaq Capital Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may, subject to any restrictions contained in any agreement with the company:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short after the effective date of the registration statement of which this prospectus forms a part and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations. Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus.

The selling stockholders may effect such transactions directly or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

NASD Notice to Members 88-101 states that in the event a selling stockholder intends to sell any of the shares registered for resale in this registration statement through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance department of the NASD and disclosing to the NASD the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling stockholders shares are and will be held, including location of the particular accounts;

•

whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling stockholders, including details regarding any such transactions; and

•

in the event any of the securities offered by the selling stockholders are sold, transferred, assigned or hypothecated by any selling stockholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

The Company has advised the selling stockholders that the anti-manipulation rules of Regulation M, to the extent applicable, under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

The Company is required to pay all of the Company’s fees and expenses incident to the registration of the shares as well as certain of the expenses of the selling stockholders.

The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 12,000,000 shares of common stock, par value $.00004 per share and 1,000,000 shares of preferred stock, par value $.001 per share. At August 7, 2007, we had 8,540,350 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Under our Certificate of Incorporation, holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Except as may be required by applicable law, holders of common stock do not vote separately by class, but vote together with the holders of outstanding shares of other classes of voting capital stock. The holders are not, and will not be, permitted to vote their shares cumulatively, subject to the application of California law (see “Possible Application of California Corporations Code Section 2115” below). Under our Bylaws, stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of the voting power of the capital stock issued and outstanding is required for matters except as otherwise provided by Delaware law.

The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by our board of directors out of funds legally available therefor, subject to the dividend preference of any stock ranking senior to the common stock, including any preferred stock. The common stock carries no preemptive rights and is not convertible, redeemable, assessable or entitled to the benefits of any sinking fund.

Preferred Stock

Under our Certificate of Incorporation, the board of directors has the power, without further action by the holders of common stock, to designate and issue from time to time preferred stock in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as our board of directors shall from time to time determine. Such rights and preferences include those as to voting, dividends (including whether dividends are cumulative), redemption (including sinking fund provisions), liquidation preferences and conversion.

Warrants

At August 7, 2007, we had outstanding a total of 846,726 warrants to purchase common stock, consisting of 820,164 warrants issued in conjunction with our 2007 private placement and 26,562 warrants previously issued in connection with the financing of our Chicago Grill restaurant. The following is a brief summary of certain provisions of the warrants outstanding at August 7, 2007.

2007 Private Placement Warrants. Each of the 735,000 warrants issued in the 2007 private placement entitles the holder to purchase one share of common stock at any time, over a five (5) year period ending July 17, 2012, at an exercise price equal to $8.05 per share, subject to adjustment in accordance with the provisions referred to below. The holder of any warrant may exercise such warrant by delivering a properly completed and executed exercise notice, together with payment of the exercise price or an election to exercise the warrants on a “cashless basis”. The warrants may be exercised at any time during the period referenced above in whole or in part at the applicable exercise price. No fractional shares will be issued upon the exercise of the warrants.

The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment, upon the occurrence of certain events, including stock dividends, stock splits, combinations, reclassifications of the common stock or subsequent issuances of common stock at prices less than the then exercise price; provided, however, that, with respect to adjustments to the exercise price arising from issuances of common stock at less than the then applicable exercise price, the exercise price shall in no event be reduced below $7.00 (subject to adjustment arising from stock dividends, stock splits, combinations and reclassifications). Additionally, in the case of a reclassification or exchange of common stock, consolidation or merger of the Company with or into another corporation, sale of all or substantially all of our assets or dissolution of the Company, we or any acquiring person will issue a replacement warrant in order to enable holders of the warrants to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of common stock that might have been purchased upon the exercise of the warrant.

Subject to applicable securities law, the warrants may be presented to us for transfer or exchange at any time prior to their expiration date; provided that warrants may only be transferred pursuant to an effective registration statement for the warrants or an exemption therefrom under the Securities Act and applicable state securities laws. On their expiration date, the warrants become wholly void and of no value.

The warrants do not confer upon holders any voting, dividend or other rights as stockholders of our company.

Placement Agent Warrants. Each of the 85,164 warrants issued to placement agents in connection with our 2007 private placement entitles the holder to purchase one share of common stock at any time, over a three (3) year period ending July 17, 2010, at an exercise price equal to $8.75 per share, subject to adjustment in the same manner as pertains to the warrants issued in the 2007 private placement, except that the exercise price of said warrants is not subject to adjustments arising from sales of common stock at prices less than the then applicable exercise price. Except as otherwise noted above, the terms of the placement agent warrants are substantially identical to the warrants issued in our 2007 private placement.

Chicago Grill Warrants. Each of the 26,562 warrants issued in connection with the financing of our Chicago Grill restaurant entitles the holder to purchase one share of common stock at $7.00 per share, subject to adjustment in a manner substantially similar to the 2007 private placement warrants. 17,708 of the warrants expire in June 2010 and the exercise of those warrants is subject to our exercising our first renewal option on the lease on the Chicago Grill. 8,854 of the warrants expire in June 2015 and the exercise of those warrants is subject to our exercising our second renewal option on the lease on the Chicago Grill. The holder of any warrant may exercise such warrant by surrendering the certificate representing the warrant to us, with the subscription form properly completed and executed, together with payment of the exercise price. The warrants may be exercised at any time during the period referenced above in whole or in part at the applicable exercise price and subject to the conditions to exercise described. No fractional shares will be issued upon the exercise of the warrants.

Registration Rights

The purchasers of the common stock and warrants sold in the 2007 private placement and the placement agents in the 2007 private placement, are entitled to certain rights with respect to the registration of the shares of common stock sold in the private placement and the shares of common stock issuable upon exercise of the warrants, including the placement agent warrants.

We are obligated to use our best efforts to file a registration statement covering the resale of such shares within 30 days after the closing date of the 2007 private placement. We are obligated to use our best efforts to cause the SEC to declare such registration statement effective within 90 days after the closing date or, if the registration statement is reviewed by the SEC, within 120 days after the closing date. We must pay a cash penalty equal to 1% of the purchase price if, among other things: (i) the registration statement is not filed within 30 days of the closing date and on each 30th day thereafter until the filing or (ii) the registration statement is not declared effective within 90 days of the closing date (or 120 days of the closing date if the registration statement is reviewed by the SEC) and on each 30th day thereafter until the effective date.

We have previously granted registration rights to Eaturna LLC, which currently holds approximately 14.5% of our outstanding common stock, and certain other warrant holders who hold warrants exercisable into less than 1% of our outstanding common stock. Eaturna has waived its rights to include shares of common stock in this registration statement. Eaturna and the warrant holders may, however, request that we file a separate registration statement on or about the same time as our filing of this registration statement. The registration of these additional shares, or the perception that Eaturna or the warrant holders may sell all or a portion of their holdings, could reduce the market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation.

Possible Application of California Corporations Code Section 2115

Under California Corporations Code Section 2115 (“Section 2115”), a corporation that is not incorporated in California (such as the Company) will still be subject to certain provisions under California corporate law if, among other things, over one-half of its outstanding voting securities are held of record by California residents and it has the requisite level of property holdings, payroll and sales in California. If the requirements are met, the provisions of the California Corporations Code which are applicable include: (i) Section 303 (relating to removal of directors without cause); (ii) Section 304 (relating to removal of directors by court proceedings); (iii) Section 309 (relating to directors’ standard of care); (iv) Sections 500 through 505, inclusive (relating to limitations on corporate distributions in cash or property); (v) Section 506 (relating to liability of a stockholder who receives an unlawful distribution; (vi) Section 708, subdivisions (a), (b) and (c) (relating to a stockholder’s right to cumulate votes at an election of directors); (vii) Section 710 (relating to supermajority vote requirements); (viii) Chapter 13 (commencing with Section 1300) (relating to dissenters’ rights); and (ix) Sections 1500 and 1501 (relating to records and reports). Some of the applicable provisions may provide stockholder rights that are greater than those available under Delaware law, while others may provide lesser rights. Because the foregoing is only a summary and is not intended to, and does not, constitute a complete description of a stockholder’s rights under California law, each person is urged to consult his, her or its own counsel with respect to such rights and how they may differ from the rights available under Delaware law.

Beginning in 1997, we determined that we met the requirements for application of Section 2115. The provisions of Section 2115 will continue to apply until the end of the fiscal year in which we file a report showing that at least one of the criteria for application of Section 2115 is no longer being met.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this prospectus:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2006 as filed on March 30, 2007 and amended on August 14, 2007;

(2) Our definitive Proxy Statement on Schedule 14A as filed on April 27, 2007;

(3) Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007 as filed on May 15, 2007 and amended on August 14, 2007;

(4) Our Current Reports on Form 8-K filed on May 29, 2007; June 5, 2007; June 13, 2007; June 26, 2007; July 5, 2007; July 6, 2007; July 18, 2007; and August 8, 2007; and

(5) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the financial statements included in our Form 10-K for the year ended December 31, 2006 referred to in (1) above.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statements contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such requests may be directed to Mr. Wayne Lipschitz, Chief Financial Officer, Grill Concepts, Inc., 11661 San Vicente Blvd., Suite 404, Los Angeles, California 90049, Telephone Number (310) 820-5559.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC’s website at http://www.sec.gov.

LEGAL MATTERS

The validity of the securities being offered hereby was passed upon for us by Michael W. Sanders, Attorney at Law.

EXPERTS

The financial statements incorporated in this prospectus and elsewhere in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2006; as filed on March 30, 2007 and amended on August 14, 2007, have been so incorporated in reliance on the report of Moss Adams LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.